Rhodes Osiek Patyk & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Michael A. Patyk
Paula J. Hunkler
Lisa M. Wharton

Independent Registered Public Accounting Firm's Report on Exemption Report

To the Board of Directors of

GRB Financial, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which 1) GRB Financial, LLC identified the following provisions of 17 C.F.R. Rule 15c 3-3(k) under which GRB Financial, LLC claimed an exemption from 17 C.F.R. Rule 240.15 3-3 (k)(2)(i) and 2) GRB Financial, LLC stated that GRB Financial, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. GRB Financial, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that GRB Financial, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c 3-3 under the Securities Exchange Act of 1934.

Rhodes Osiek Patyk & Company

Arlington, Texas

February 20, 2017

2170 West Interstate 20 • Arlington, Texas 76017 • 817-274-1700 • FAX 817-261-0119